List of Subsidiaries

Name	Jurisdiction
Palmer Square BDC Funding I LLC	Delaware
Palmer Square BDC Funding II LLC	Delaware
Palmer Square BDC CLO 1, Ltd.	Cayman Islands
Palmer Square BDC CLO 1, LLC	Delaware